SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                           FORM T-3

  FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                  TRUST INDENTURE ACT OF 1939

               WORLD FINANCIAL PROPERTIES, L.P.
                      (Name of applicant)

                       One Liberty Plaza
                   New York, New York 10048
           (Address of principal executive offices)

  SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

            TITLE OF CLASS                   AMOUNT
    Increasing Rate Convertible         Up to $[25,000,000]*
         Notes due 2004

Approximate date of proposed public offering: On or promptly after the Effective Date (as defined in the Third Amended Joint
Plan of Reorganization of Olympia & York Realty Corp., et al., dated September 12, 1996).

               World Financial Properties, L.P.
                       One Liberty Plaza
                   New York, New York 10048
            (Name and address of agent for service)

                        with a copy to:

                   Richard J. Sabella, Esq.
                    Cahill Gordon & Reindel
                      Eighty Pine Street
                   New York, New York 10005

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effective-ness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission (the "Commission"), acting pursuant to Sec-tion 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

               Exhibit Index Appears on Page 20

----------
* This is an approximate amount. The Face Amount of the indenture securities will be equal to 5.71% of the aggregate Maximum
      Allowable Amount of Allowed Claims Unaffiliated Unsecured Claims and Disputed Unaffiliated Unsecured (as defined in the Plan attached hereto as Exhibit T3E.2), which amount will be determined under the Plan as of October 20, 1996.

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                                  GENERAL


1.    General Information.

      (a)   Form of organization.

            A limited partnership.

      (b) State or other sovereign power under the laws of which organized.

            Delaware.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                  The Notes to be issued pursuant to the Indenture
            to be qualified (the "Indenture") will be issued to existing holders of Consolidated Devco Class 11 Allowed Unaffiliated Unsecured Claims against any of the Consolidated Devco Entities, as defined in and pursuant to the Third Amended Joint Plan of Reorgani-zation of Olympia & York Realty Corp., et al. (collectively, the "Debtors"), dated as of September 12, 1996 (the "Plan"), filed with the United States Bankruptcy Court, Southern District of New York (the "Bankruptcy Court"), in Chapter 11 Case Number 92 B 42698 (JLG) (jointly administered). In connection with the reorganization of the Debtors, World Finan-cial Properties, L.P. (the "Company") has been formed as a Delaware limited partnership. The Debtors dis-tributed their Disclosure Statement (the "Disclosure Statement") relating to the Plan to holders of Con-solidated Devco Class 11 Allowed Unaffiliated Unse-cured Claims and other creditors of the Debtors. A copy of the Disclosure Statement is filed with this application as Exhibit T3E.1 and a copy of the Plan is filed with this application as Exhibit T3E.2.

                  The Notes being offered and issued are exempt
            from registration under the Securities Act of 1933, as amended, pursuant to paragraph 62 of an order of the Bankruptcy Court dated September 20, 1996 con-firming the Plan (the "Confirmation Order") and exempting the Notes from registration in accordance with Section 1145 of Chapter 11 of Title 11 of the



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                                    -2-



            United States Code (the "Bankruptcy Code"). A copy of the Confirmation Order is filed with this applica-tion as Exhibit T3D.1. The Notes will be issued shortly after the date on which, all conditions to the effectiveness of the Plan having been satisfied or waived, the Plan is consummated (the "Effective Date").











































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                                    -3-



                               AFFILIATIONS


3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

            World Financial Properties GP Corp. is currently the general partner of the Company, holding a 1% equity inter-est in the Company. The Company currently has no other affiliates.


            As of the Effective Date, the affiliates of the Com-pany will be as set forth below. The affiliates of the Company which will be controlled directly or indirectly by the Company will be organized immediately prior to the Effective Date in connection with the transactions to be consummated under the Plan.


      Partners Limited: owns 66% of the outstanding voting stock of The Edper Group Limited.

      The Edper Group Limited: owns 48% of the outstanding vot-ing stock of Hees International Bancorp Inc.

      Hees International Bancorp Inc.: owns 100% of the out-standing voting stock of National Bancorp Inc. and 50% of the outstanding voting stock of Carena Holdings Corpora-tion Limited.

      National Bancorp Inc.: owns 50% of the outstanding voting stock of Carena Holdings Corporation Limited.

      Carena Holdings Corporation Limited: owns 49.85% of the outstanding voting interests in Carena Holdings Inc.

      Carena Holdings Inc.: owns 100% of the outstanding voting stock of Carena Holdings Ltd.

      Carena Holdings Ltd.: owns 100% of the outstanding voting stock of Placement La Rondelle Ltd.

      Placement La Rondelle Ltd: owns 85% of the outstanding voting stock of Brookfield Properties Corporation.




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                                    -4-



      Brookfield Properties Corporation: owns 100% of the out-standing voting stock of Carena Bancorp Equities Limited.

      Carena Bancorp Equities Limited: owns 100% of the out-standing voting stock of CAC [1974] Properties Limited.

      CAC [1974] Properties Limited: owns 100% of the outstand-ing voting stock of Carena Bancorp U.S. Inc.

      Carena Bancorp U.S. Inc.: owns 100% of the outstanding voting stock of Battery Park Holdings Inc.

      Battery Park Holdings Inc.: owns __% of the equity inter-est in World Financial Properties Partnership as a general partner and __% of the equity interests in the Company as a limited partner.

      World Financial Properties Partnership: owns 75% of the outstanding voting stock of World Financial Properties, Inc.

      World Financial Properties, Inc.: owns 1% of the equity interest in the Company as the sole general partner; for-merly known as World Financial Properties GP Corp.



      [Devco GP]: a wholly owned subsidiary of the Company.

      [245 Holding LP]: a limited partnership in which [Devco
      GP] holds 1% of the equity interests as the sole general partner.

      [SF Holdings]: a wholly owned subsidiary of the Company.

      [Florida Equity Corp.]: a wholly owned subsidiary of the Company.

      [MCJV]: a 50% subsidiary of Florida Equity Corp.

      [245 Corp.]: a wholly owned subsidiary of [Devco GP].

      [New 245 Park LP]: a limited partnership in which [245
      Corp.] holds 1% of the equity interests as the sole gen-eral partner and the Company holds 99% of the equity interests as the sole limited partner.




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                                    -5-



      [New Tower A Corp.]: a wholly owned subsidiary of [Devco
      GP].

      [Tower A Limited Partnership]: a limited partnership in which [New Tower A Corp.] holds 1% of the equity interests as a general partner.

      [New Tower A LP]: a limited partnership in which [New
      Tower A Corp.] holds 3.070707% of the equity interests as a general partner and the Company holds 70.6666667% of the equity interests as a limited partner.

      [New OLP Corp.]: a wholly owned subsidiary of [Devco GP].

      [New Liberty Plaza LP]: a limited partnership in which [New OLP Corp.] holds 1% of the equity interests as a gen-eral partner and the Company holds 99% of the equity interests as a limited partner.

      [Pennland GP Corp.]: a wholly owned subsidiary of [Devco
      GP].

      [Pennland LP]: a limited partnership in which [Pennland GP
      Corp.] holds 1% of the equity interests as a general part-ner and the Company holds 99% of the equity interests as a limited partner.

      [WFC Retailco Holding Corp.]: a wholly owned subsidiary of [Devco GP].

      [WFC Retailco LP]: a limited partnership in which [WFC
      Retailco Holding Corp.] holds 1% of the equity interests as a general partner and the Company holds 99% of the equity interests as a limited partner.

      [53 Holding Company LP]: a limited partnership in which the Company holds 99% of the equity interests as a general partner.

      [53 State Limited]: a limited partnership in which [53
      Holding Company LP] holds 25% of the equity interests as a general partner.

      [Tower D Holding I Corp.]: a wholly owned subsidiary of [Devco GP].





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                                    -6-



      [New Tower D Holding I LP]: a limited partnership in which
      [Tower D Holding I Corp.] holds 1% of the equity interests as a general partner and the Company holds 99% of the equity interests as a limited partner.

      [WFC Tower D GP Corp.]: a wholly owned subsidiary of the Company.

      [WFC Tower D Co. LP]: a limited partnership in which [WFC
      Tower D GP Corp.] holds 1% of the equity interests as a general partner and New Tower D Holding I LP holds 48% of the equity interests as a limited partner.

      [Tower D Finance Corp.]: a wholly owned subsidiary of [WFC
      Tower D Co. LP].

      [New Tower D Holding II LP]: a limited partnership in which [Devco GP] holds 50.75% of the equity interests as a general partner and the Company holds 49.25% of the equity interests as a limited partner.

      [WFC Tower B Holding Co. LP]: a limited partnership in which the Company holds 1% of the equity interets as a general partner and 98% of the equity interests as a lim-ited partner and [Devco GP] holds 1% of the equity inter-ests as a general partner.

      [WFC Tower B GP Corp.]: Battery Park Holdings Inc. holds directly or indirectly 100% of the voting stock.

      [WFC Tower B Co. LP]: a limited partnership in which [WFC
      Tower B GP Corp.] holds 1% of the equity interests as a general partner and WFC Tower B Co. LP holds 99% of the equity interests as a limited partner.

      [WFC Tower B Finance Corp.]: a wholly owned subsidiary of [WFC Tower B Co. LP].



      See also Item 4 below -- "Directors and Executive
      Officers."








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                                    -7-



                          MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and com-plete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

            The business and affairs of the Company are currently managed by World Financial Properties GP Corp. ("GP Corp."), the Company's general partner. The table below sets forth the names, mailing addresses and offices of the individuals who currently serve as members of the Board of Directors and/or executive officers of GP Corp.


    Name                 Address                      Office

John Zuccotti         World Financial                    Director and
                        Properties GP Corp.              President
                      One Liberty Plaza
                      New York, NY 10048

Joseph Killi          World Financial                    Director and
                        Properties GP Corp.              Secretary
                      One Liberty Plaza
                      New York, NY 10048

Bruce Flatt           c/o Brookfield                     Director
                        Properties Corporation
                      P.O. Box 770, Suite 440
                      BCE Place, 181 Bay St.
                      Toronto, Ontario
                      M5J 2T3


            On or about the Effective Date, World Financial Prop-erties GP Corp. will be renamed World Financial Proper-ties, Inc. and the business and affairs of the Company will be managed by World Financial Properties, Inc. under the terms of the Company's governing limited partnership agreement (the "Partnership Agreement") (filed as
      Exhibit T3A.2 to this application).

            The table below sets forth the names, mailing addresses and offices of individuals who will serve as members of the Board of Directors and/or executive offic-ers of World Financial Properties, Inc. as of the Effec-tive Date.


    Name                 Address                      Office

John Zuccotti         World Financial                 Chairman of the
                      Properties, Inc.                Board of Directors
                      One Liberty Plaza
                      New York, NY 10048

[List other directors]*

_____________________*                               President

_____________________*                               Secretary


      * In connection with the transactions to be consummated on the Effective Date, it is contemplated that there will be 10 directors and a President and a Secretary. The names and addresses of these individuals will be provided by amendment to this Application for Qualification.


5. Principal owners of voting securities. Furnish the fol-lowing information as to each person owning 10 percent or more of the voting securities of the applicant.

            The following table sets forth each person that cur-rently owns 10 percent or more of the voting securities of the Company.


                                                       Percentage of
Name and Complete      Title of         Amount         Voting Securities
Mailing Address        Class Owned      Owned          Owned

World Financial         General         sole general   1% of equity
  Properties GP Corp.   Partnership     partnership    interests in the
One Liberty Plaza       Interest        interest       Company
New York, NY 10048

Battery Park            Limited         sole limited   99% of equity
  Holdings Inc.         Partnership     partnership    interests in the
One Liberty Plaza       Interest        interest       Company
New York, NY 10048



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                                    -9-



            The following table sets forth each person that will own 10 percent or more of the voting securities of the Company as of the Effective Date.


                                                        Percentage of
Name and Complete      Title of         Amount          Voting Securities
Mailing Address        Class Owned      Owned           Owned

World Financial        General          sole general    1% of equity
  Properties, Inc.     Partnership      partnership     interests in the
One Liberty Plaza      Interest         interest        Company
New York, NY 10048

Battery Park           Class A           *              43.9224% of equity
  Holdings Inc.        Units                            interests in the
One Liberty Plaza                                       Company
New York, NY 10048

[CIBC Sub]             Class A           *              22.8763% of equity
425 Lexington Avenue   Units                            interests in the
New York, NY 10017                                      Company

[Citibank Sub]         Class A           *              22.8763% of equity
53 East 53rd Street    Units                            interests in the
25th Floor                                              Company
New York, NY 10022

            The persons listed above also own Class B-1 Units and Class B-2 Units in the same percentages as the Class A Units owned by them. The Class B-1 Units and the Class B-2 Units will not have any voting or other interest in the assets of the Company until they are converted by the Company into Class A Units in the manner and upon the terms and conditions set forth in the Partnership Agreement following the occurrence of certain events specified in the Partnership Agree-ment.


            * The number of Class A Units that will be held by each of these persons will be provided by amendment to this Application for Qualification.

                                    UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

            (a)   None.

            (b)   None.  See Item 2 above.




































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                                   -11-



                               CAPITAL SECURITIES

7.    Capitalization.

      (a) Furnish the following information as to each autho-rized class of securities of the applicant.

                  Set forth below is certain information with
            respect to the partnership interests of the Company which are currently outstanding:


Title of Class           Amount Authorized      Amount Outstanding

General Partnership      1% of equity                  all
  Interest               of the Company

Limited Partnership      99% of equity                 all
  Interest               of the Company



                  Set forth below is certain information with
            respect to the partnership interests of the Company which will be outstanding as of the Effective Date:


Title of Class           Amount Authorized      Amount Outstanding

General Partnership      1% of equity                  all
  Interest               of the Company

Class A Units            [99,000] Units,               *
                         each representing
                         a .001% equity
                         interest in the
                         Company as a limited
                         partner**

Class B-1 Units          [99,000] Units                *

Class B-2 Units          [99,000] Units                *


            * The number of Class A Units, Class B-1 Units and Class B-2 Units that will be outstanding as of the Effective Date will be provided by amendment to this Application for Qualification.




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                                   -12-



            **    A portion of the Class A Units authorized for
            issuance are required by the terms of the Indenture to be reserved for issuance upon conversion of the indenture securities on the terms and conditions specified in the Indenture.

      (b) Give brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                  The holder of the general partnership interest
            of the Company generally has the exclusive right and power to manage and operate the business of the Company.

                  The holders of Class A Units, Class B-1 Units
            and Class B-2 Units generally have only the voting powers and rights set forth under the Partnership Agreement and as otherwise provided by Delaware law.

                  The Class B-1 Units and the Class B-2 Units will
            not have any voting or other interest in the assets of the Company until they are converted by the Com-pany into Class A Units in the manner and upon the terms and conditions set forth in the Partnership Agreement following the occurrence of certain events specified in the Partnership Agreement.

                  Under Section 11.01 of the Partnership Agree-
            ment, the holders of Class A Units, by the vote of holders of two-thirds of the then outstanding Class A Units and all of the then existing Founding Limited Partners (as defined in the Partnership Agreement), have the power to amend the Partnership Agreement, provided that, without the consent of each partner affected thereby, no such amendment may (i) convert a limited partner's interest into a general partner interest, (ii) impose any personal liability on any limited partner, (iii) except as contemplated in the Partnership Agreement, alter the equity interest of any limited partner, (iv) impair the rights of lim-ited partners with respect to profits, losses and distributions, or (v) alter certain other rights of the limited partners.






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                                   -13-



                                INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

                  The terms of the indenture securities include
            those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following analysis of certain of the provisions of the Indenture makes use of certain terms defined in the Indenture. The following analysis does not pur-port to be a complete description of the Indenture provisions discussed and is qualified in its entirety by express reference to the Indenture. (Section ref-erences are to the relevant provisions of the Indenture.)

            A.    Default Provisions

                  An "Event of Default" occurs under the Indenture
            if: (1) the obligor defaults in the payment of interest on any indenture securities when the same becomes due and payable and such default continues for a period of 10 days, or the obligor defaults in the payment of the principal of or premium, if any, on any indenture securities when the same becomes due and payable at maturity, upon redemption, on the Spe-cial Offer Payment Date (as defined in the Inden-ture), by acceleration or otherwise; (2) the obligor fails to make or consummate any Special Offer (as defined in the Indenture), as, when and to the extent required by the provisions of Section 3.7 and Sec-tions 4.9, 4.10 or 4.17 of the Indenture, as the case may be; (3) the obligor fails to comply in any respect with any of the provisions of Section 5.1 of the Indenture; (4) any representation or warranty contained in the Indenture shall be untrue in any material respect; (5) the obligor fails to comply with any other provision in the Indenture or the indenture securities for a period of 30 days after written notice from the indenture trustee or holders of at least 25% of the indenture securities, other than indenture securities held by the obligor or an Affiliate (as defined in the Indenture) of the obli-gor; (6) the obligor or any of its Significant

            Subsidiaries (as defined in the Indenture) (other than an Exempt Subsidiary (as defined in the Inden-ture)) defaults in the payment of principal or inter-est on any Indebtedness (as defined in the Indenture) if the aggregate principal amount of such Indebted-ness exceeds $5,000,000; (7) the obligor or any of its Significant Subsidiaries (other than an Exempt Subsidiary) defaults under any mortgage, indenture or instrument which results in acceleration of a princi-pal amount of Indebtedness prior to its stated final maturity in excess of $5,000,000; (8) there shall be judgments against the obligor or any Significant Sub-sidiary (other than an Exempt Subsidiary) rendered by a court or other tribunal of competent jurisdiction in excess of $5,000,000, and (a) such judgments are not stayed or discharged within 45 days after entry and (b) an enforcement proceeding shall have been commenced (and not discharged, stayed or settled) by any creditor upon any such judgments; (9) the obli-gor, a Controlling Partner (as defined in the Inden-ture) or any Significant Subsidiary (other than an Exempt Subsidiary) (a) commences a voluntary case or proceeding under any Bankruptcy Law (as defined in the Indenture), (b) consents to the entry of an order for relief against it in an involuntary case or pro-ceeding under any Bankruptcy Law, (c) consents to an appointment of a Custodian (as defined in the Inden-ture) of it or for all or substantially all of its property, (d) makes a general assignment for the benefit of its creditors, (e) admits in writing its inability to pay its debts generally as they become due, or (f) dissolves or is deemed dissolved as a matter of law or contract; (10) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law with respect to the obligor, a Con-trolling Partner or any Significant Subsidiary (other than an Exempt Subsidiary) that (a) is for relief in an involuntary case or proceeding, (b) appoints a Custodian for all or a substantial part of its prop-erties or (c) orders its liquidation or dissolution, and in any such case the order or decree remains unstayed and in effect for 60 days; (11) default by the obligor in the conversion of any indenture secu-rity in accordance with the terms of the Indenture and the indenture securities, which default continues for three business days; (12) [default on the $3,000,000 note issued by TIAA, which is guaranteed by the Company]; (13) the obligor defaults under any mortgage, indenture or instrument which results in acceleration of Indebtedness that is subordinated in right of payment to the indenture securities prior to its stated final maturity; and (14) the opinion or the CP Certificate (as defined in the Indenture) con-templated by Section 4.18 of the Indenture are not delivered to the indenture trustee on the date of the indenture. (Section 6.1)

                  If an Event of Default occurs and is continuing,
            the indenture trustee or the holders of at least 25% of the then outstaning principal amount of the inden-ture securities (excluding any indenture security then held by the obligor or an Affiliate of the obli-
            gor) may, and the indenture trustee at the written request of such holders shall, declare the unpaid principal of, premium, if any, on and accrued inter-est on the indenture securities immediately due and payable, and may proceed to protect and enforce the rights of the holders. (Section 6.2)

                  If a Default occurs and is continuing and if it
            is known to the indenture trustee, the indenture trustee must mail to each holder of the indenture securities notice of the default within 30 days after a Trust Officer (as defined in the Indenture) receives written notice thereof statign tht is is a notice of "Default" and citing the applicable subsec-tion of Section 6.1 of the Indenture and indentifying the Indenture, unless such Default has been cured or waived. The indenture trustee shall not be deemed to have notice of any Default until a Trust Officer shall have received written notice thereof expressly referring to the Indenture and citing the applicable subsection of Section 6.1 of the Indenture. The immediately preceding sentence shall be in lieu of the proviso to Section 315(b) of the Trust Indenture Act and said proviso is expressly excluded from the Indenture, as permitted by the Trust Indenture Act. (Section 7.5)

            B.    Authentication and Delivery of Indenture
                  Securities

                  An indenture security will not be valid until
            the indenture trustee manually authenticates the indenture security. The signature will be conclusive evidence that the indenture security has been authen-ticated under the Indenture. The indenture trustee will authenticate securities for original issue in the aggregate principal amount not to exceed $_____________, upon receipt of a written order of the obligor signed by two officers of a Controlling Partner and an Opinion of Counsel (as defined in the Indenture) addressed to the indenture trustee and the holders of the indenture securities in substantially the form attached to the Indenture as Exhibit B. The order shall specify the amount of indenture securi-ties to be authenticated, the date on which the indenture securities are to be authenticated, the names, addresses and denominations in which the indenture securities shall be registered and to whom the indenture securities shall be delivered. The aggregate principal amount of indenture securities outstanding at any time may not exceed $____________ except as provided in Section 2.7 of the Indenture. (Section 2.2)

                  The indenture trustee may appoint an authenti-
            cating agent acceptable to the obligor to authenti-cate indenture securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate indenture securities whenever the indenture trustee may do so. An authenticating agent has the same rights as an Agent (as defined in the Indenture to deal with the obligor or an Affiliate of the obligor. (Section 2.2)

                  The indenture securities will be issuable in
            registered form without coupons in denominations of
            $1,000 and any integral multiple thereof.  (Section
            2.1)

                  The indenture securities will be delivered as
            soon as practicable after the execution of the Inden-ture and the occurrence of the Effective Date. There will be no proceeds to the obligor from the issuance of the indenture securities. As described above in

            Item 2, the indenture securities will be issued pur-suant to the Plan to holders of Consolidated Devco Class 11 Allowed Unaffiliated Unsecured Claims against the Consolidated Devco Entities in a princi-pal amount equal to 5.71% of the aggregate allowed amount of their claims.

            C.    Release or Substitution of Collateral

                  The obligations under the Indenture are not
            secured by liens on or security interests in the property of the obligor or any other person.

            D.    Satisfaction and Discharge of Indenture

                  Except for certain specified surviving obliga-
            tions, the Indenture shall cease to be of further effect when all indenture securities previously authenticated and delivered (other than destroyed, lost or stolen indenture securities which have been replaced or paid) have been delivered to the inden-ture trustee for cancellation or conversion and the obligor has paid and delivered all sums payable or deliverable by it under the Indenture. (Section 8.1)

                  The obligor's obligations under the Indenture
            and the indenture securities are subject to rein-statement in certain circumstances. (Section 8.6)

            E.    Evidence of Compliance with Conditions
                  and Covenants

                  Upon any request or application by the obligor
            to the indenture trustee to take any action under the Indenture, the obligor is required to furnish to the indenture trustee (1) a CP Certificate stating that, in the opinion of the signers, all conditions prece-dent, if any, provided for in the Indenture relating to the proposed action have been complied with and
            (2) an Opinion of Counsel stating that, in the opin-ion of such counsel, all such conditions precedent have been complied with. (Section 10.4)

                  Each CP Certificate and Opinion of Counsel with
            respect to compliance with a condition or covenant provided for in the Indenture must include: (a) a statement that each Person (as defined in the

            Indenture) or Persons making such CP Certificate or Opinion of Counsel has read such covenant or condi-tion; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such CP Certificate or Opinion of Counsel are based; (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is neces-sary to enable such Person to express an informed opinion as to whether or not such covenant or condi-tion has been complied with; and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact, an Opinion of Counsel may rely on a CP Certifi-cate or certificates of public officials.
            (Section 10.5)

                  The obligor is required to notify the indenture
            trustee and the holders of the indenture securities as soon as possible after the obligor or a Control-ling Partner becomes aware of the occurrence of any event which is, or after notice or passage of time or both would be, an Event of Default (a "Default"), or Event of Default which is continuing. (Section 4.3) The obligor is also required to deliver periodic cer-tificates, reports and other information to the indenture trustee and the holders of the indenture securities, as follows:

                        (a)   within 60 days after the end of each
                  fiscal quarter and within 120 days after the end of each fiscal year of the obligor, a CP cer-tificate stating whether or not the obligor or any Controlling Partner knows or any Default or Event of Default which occurred during such pre-ceding fiscal period or occurred in any other fiscal period and is continuing. Such certifi-cate shall contain a certification from each Controlling Partner as to its knowledge of the obligor's compliance with all conditions and covenants under the Indenture during such preceding fiscal year and shall otherwise comply with section 314(a)(4) of the Trust Indenture Act. If a Controlling Partner knows of a Default or Event of Default, the certificate must describe the Default or Event of Default and its status; and (Section 4.3)

                        (b)   so long as it is not contrary to the
                  then current recommendation of the American
                  Institute of Certified Public Accountants and so long as the obligor's accountants provide simi-lar statements to other companies, within 120 days after the end of each fiscal year of the obligor a written statement by the obligor's independent certified public accountants stating
                  (A) that their audit examination has included a review of the terms of the Indenture and the indenture securities as they relate to account-ing matters, and (B) whether, in connection with their audit examination, any Default has come to their attention and if such a Default has come to their attention, specifying the nature and period of existence thereof; provided, however, that such independent certified public accoun-tants will not be liable by reason of any fail-ure to obtain knowledge of any such Default or Event of Default that would not be disclosed in the course of an audit examination conducted in accordance with GAAP (as defined in the Inden-ture). (Section 4.3)

            9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  None.

Contents of application for qualification.

            This application for qualification comprises --

                  (a)   Pages numbered 1 to 22, consecutively.

                  (b) The statement of eligibility and qualification of the trustee under the Indenture to be qualified.

                  (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

      Exhibit

      Exhibit T3A.1           Certificate of Limited Part-
                              nership of the Company, as
                              currently in effect.

      Exhibit T3A.2           Form of Limited Partnership
                              Agreement of the Company
                              anticipated to be in effect on
                              the Effective Date.

      Exhibit T3A.3           Certificate of Incorporation
                              of GP Corp., as currently in
                              effect.

      Exhibit T3A.4           Form of Amended and Restated
                              Certificate of Incorporation
                              of the general partner of the
                              Company anticipated to be in
                              effect on the Effective Date.

      Exhibit T3B.1           Bylaws of GP Corp., as cur-
                              rently in effect.

      Exhibit T3B.2           Form of Amended and Restated
                              Bylaws of the general partner
                              of the Company anticipated to
                              be in effect on the Effective
                              Date.

      Exhibit T3C             Form of Indenture, including
                              itemized table of contents.

      Exhibit T3D.1           Confirmation Order of the
                              Bankruptcy Court entered Sep-
                              tember 20, 1996.

      Exhibit T3D.2           Findings of Fact of the Bank-
                              ruptcy Court dated September
                              20, 1996.

      Exhibit T3E.1           Disclosure Statement, dated as
                              of August 9, 1996, distributed
                              in connection with the Plan.

      Exhibit T3E.2           Third Amended Joint Plan of
                              Reorganization of the Debtors
                              dated September 12, 1996.

      Exhibit T3F             Cross-reference sheet showing
                              the location in the Indenture
                              of the provisions inserted
                              therein pursuant to Sections
                              310 through 318(a), inclusive,
                              of the Act (included in
                              Exhibit T3C as the first page
                              following the cover page of
                              the Indenture).

                                     SIGNATURE


            Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, World Financial Properties, L.P., a limited part-nership organized and existing under the laws of the State of Dela-ware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York and State of New York, on the 9th day of October, 1996.


                                          WORLD FINANCIAL PROPERTIES,
                                          L.P.


                                          By:  WORLD FINANCIAL
                                                PROPERTIES GP CORP., its
                                                general partner



                                          By:   /s/ John Zuccotti
                                               ------------------------
                                                Name: John Zuccotti
                                                Title: President


ATTEST:

                                                            [SEAL]

/s/ Joseph Killi
Name:  Joseph Killi
Title: Secretary of WORLD FINANCIAL
        PROPERTIES GP CORP.

          SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                       ________________

                         FORM T-1

          STATEMENT OF ELIGIBILITY UNDER THE TRUST
           INDENTURE ACT OF 1939 OF A CORPORATION
                DESIGNATED TO ACT AS TRUSTEE

     CHECK HERE IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
         TRUSTEE PURSUANT TO SECTION 305(b)(2) _____________

                        _________________

                       THE BANK OF NEW YORK
          (Exact name of trustee as specified in its charter)

          New York                                13-5160382
(Jurisdiction of incorporation                 (I.R.S. Employer
 if not a U.S. national bank)                 Identification No.)

48 Wall Street, New York, New York                  10286
(Address of principal executive offices)          (Zip code)

                        _________________

                    WORLD FINANCIAL PROPERTIES, L.P.
          (Exact name of obligor as specified in its charter)

Delaware                                        _____________
(State or other jurisdiction                  (I.R.S. Employer
of incorporation or organization)           (Identification No.)

One Liberty Plaza
New York, New York                                  10048
(Address of principal executive offices)         (Zip code)

                        _________________

     World Financial Properties, L.P. Increasing Rate Convertible
                          Notes due 2004
                (Title of the indenture securities)

Item 1.      General Information.*

             Furnish the following information as to the Trustee:

     (a) Name and address of each examining or supervision authority to which it is subject.

Superintendent of Banks of       2 Rector Street, New York, NY 10006
the State of New York                        and Albany, NY  12203
Federal Reserve Bank of              33 Liberty Plaza, New York, NY 10045
 New York
Federal Deposit Insurance         550 17th Street, N.W., Washington,
 Corporation                                  D.C. 20429
 New York Clearing House                       New York, N.Y.
 Association

     (b) Whether it is authorized to exercise corporate trust powers.

            Yes.

Item 2.     Affiliations with Obligor.

            If the obligor is an affiliate of the trustee, describe each such affiliation.

            None. (See Note on page 4.)

Item 15.    List of Exhibits

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and Rule 24 of the Commission's Rules of Practice.

     1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215,
          Exhibit 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

     4.   A copy of the existing By-laws of the Trustee.
          (Exhibit 4 to Form T-1 filed with Registration
          Statement No. 33-31019).

     6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)
     7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority. (Exhibit 7 to Form T-1 filed with Registration Statement No. 333-06625)































_____________________

     *Pursuant to General Instruction B, the Trustee has responded only to Items 1, 2 and 16 of this form since to the best of the knowledge of the Trustee the obligor is not in default under any indenture under which the Trustee is a trustee.

NOTE

     Inasmuch as this Form T-1 is being filed prior to the ascertainment by the Trustee of all facts on which to base a responsive answer to Item 2, the answer to said Item is based on incomplete information.

     Item 2 may, however, be considered as correct unless amended by an amendment to this Form T-1.

SIGNATURE

     Pursuant to the requirements of the Act, the Trustee, The Bank of
New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of
New York, and State of New York, on the    th day of October, 1996

                         THE BANK OF NEW YORK


                         By:/s/ Lucille Firrincieli
                       ------------------------
                            Lucille Firrincieli
                            Assistant Vice President